Exhibit 99.1
ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX and ACP Technologies Partner to Strengthen Domestic Supply Chain for Battery-Grade Anode Materials

Chattanooga, TN – September 16, 2026 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”) today announced a strategic partnership with ACP Technologies, LLC (“ACPT”) to advance the development of a fully domestic anode material supply chain for the North American battery industry. The parties have signed a memorandum of understanding (“MOU”) that provides a framework to pursue collaborative projects and negotiate definitive agreements.

With this strategic partnership, NOVONIX will be able to expand its product portfolio to offer customers a completely domestic pitch coated synthetic graphite anode active material (AAM). This new product class opens the door to demanding applications such as drones for military applications, as well as enhancing the fast-charging capability of the Company’s materials.

ACPT is a U.S.-based technology company developing proprietary processes for converting low-value petroleum-derived feedstocks into engineered carbon precursors. ACPT’s patented processes are used to produce high-value pitch material, providing a critical domestic input for battery manufacturing and advanced materials applications.

ACPT has participated in numerous U.S. government programs across the defense and energy sectors, underscoring its strategic relevance to domestic critical materials supply chains. Today, there are limited viable U.S.-based alternatives for anode materials, and ACPT is working to address this crucial gap.

Under the MOU, NOVONIX and ACPT intend to pursue several projects on synthetic graphite AAM, mass production process development, and proprietary technology advancement. The parties will work together to develop new materials and use ACPT’s current offerings to improve the performance of NOVONIX’s AAM.

“As we scale our U.S. manufacturing footprint, strategic relationships like this are essential,” said Harrison Kreafle, VP of Technology Development for NOVONIX. “ACPT brings a differentiated, domestic solution that elevates product performance and strengthens the U.S. supply chain.”

“NOVONIX is an ideal partner for ACPT as we expand the application of our proprietary pitch and carbon precursor technologies into the battery materials market,” said Kevin Mulrenin, President of ACPT. “By combining ACPT’s ability to convert petroleum-derived feedstocks into tailored carbon precursors with NOVONIX’s expertise in synthetic graphite and anode materials, we

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ASX ANNOUNCEMENT (ASX: NVX)

believe we can accelerate the development and commercialization of a competitive North American supply chain for battery-grade graphite.”

Materials produced through the collaboration are expected to support process validation and customer sampling, further improving performance for new markets, and advancing the qualification and commercialization of new domestic feedstocks and precursor materials for AAM production.

The MOU is non-binding and does not commit either party to proceed with any project or to enter into a definitive agreement. There is no assurance that the parties will reach a definitive agreement, or as to the timing, terms, or scope of any future collaboration.

This announcement has been authorised for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, industrial, and defense markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the anticipated pursuit of certain projects, the negotiation and execution of definitive agreements, the expected benefits or outcomes of any collaboration, projects, and/or agreements, qualification and production and the timelines therefor, the deployment and scaling of furnace technology and manufacturing capabilities and

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ASX ANNOUNCEMENT (ASX: NVX)

the timelines therefor, the creation, development, improvement, uses, and/or benefits of new technology, materials or products and the applications therefor, and efforts to develop a North American battery materials supply chain and the outcome thereof.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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